January 28, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Staff Attorney

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed September 24, 2010
File No. 001-33347
Ladies and Gentlemen:
Aruba Networks, Inc. (the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2011, relating to the above-referenced filing.
In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Item 1. Business, page 4
1.
You indicate on page 17 that three channel partners generated approximately 17.1%, 16.6%, and 10.4% of your total revenues in fiscal 2010. In your response letter, please tell us why you have not disclosed the names of these channel partners, other than Alcatel-Lucent. Refer to item 101(c)(1)(vii) of Regulation S-K. Please also describe your contractual arrangements with these partners and provide an analysis as to whether you are required to file any agreements with these partners as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

The Company supplementally advises the Staff that the three partners that generated more than 10% of our total revenues in fiscal 2010 included ScanSource, Inc. (17.1%), Avnet Logisitics, U.S. LP (16.6%) and Alcatel-Lucent (10.4%). We maintain distribution agreements with each of these partners under which they market, sell and deploy our solutions to end-user customers. We will disclose the names of these channel partners, and any other channel partners that generate more than 10% of our total revenue, in future filings. Further, we will file the agreements with ScanSource, Inc. and Avnet Logisitics, U.S. LP in our upcoming Quarterly Report on Form 10-Q for the period ended January 31, 2011.

Securities and Exchange Commission
January 28, 2011

Item 11. Executive Compensation (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)
Role and Authority of the Compensation Committee, page 15
2.
You state that the Board established the Equity Award Committee in the second quarter of fiscal 2010 to which the Compensation Committee delegated certain equity award granting authority. Please tell us the members of the Equity Award Committee and confirm that you disclose the members of the committee in future filings.

We advise the Staff that the members of the Equity Award Committee are Steffan Tomlinson, our Chief Financial Officer, and Alexa King, our Vice President, General Counsel and Corporate Secretary. We will disclose the members of the Equity Award Committee in future filings.
Role of Compensation Consultant, page 16
3.
You identify several companies in the benchmarking group without clarifying whether they constitute some or all of the companies in the group. In future filings, please disclose all of the companies in the peer group used to benchmark executive compensation.

We will disclose all of the companies in the peer group used to benchmark executive compensation in future filings.
Base Salary and Variable Incentive Awards, page 18
4.
You disclose that awards under the Executive Officer Bonus Plan are based on the achievement of profit and revenue targets. We note that you have not provided a quantitative discussion of these performance targets although the company exceeded both the profit and revenue targets and the named executive officers were awarded bonuses accordingly. Please disclose the quantitative threshold, target, and maximum targets for each performance measure used. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. See Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Securities and Exchange Commission
January 28, 2011

We respectfully advise the Staff that disclosure of the specific financial performance targets is not required because it would result in competitive harm to the Company and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for a registrant is the same standard that would apply when the registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”
The fiscal 2010 target levels of the performance objectives established by our Compensation Committee, as described on page 20 of our proxy statement filed with the Commission on October 26, 2010 (the “Proxy Statement”), relate to certain Company profit and revenue targets under the Board-approved internal fiscal year 2010 operating plan. The target levels of the performance objectives specifically relate to our commercial operations and our financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.
Accordingly, the second prong under Exemption 4 has been satisfied as we are a corporation, and thus the information is being obtained from a person.

Securities and Exchange Commission
January 28, 2011

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (1) it is not customarily released to the public by the person from whom it was obtained, and (2) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.
As noted in the Proxy Statement, the performance objectives are based on the Company’s achievement of certain annual profit and revenue targets levels. The target levels of the performance objectives are derived from our annual operating plan for the fiscal year. The operating plan and, consequently, the target levels of the performance objectives, represent our confidential internal goals for our business, financial and operational strategies. Our operating plan and the internal goals and objectives contained therein are not released or disclosed to the public.
We believe that disclosure of the performance targets would cause substantial harm to our competitive position. Because we set the target amounts that would result in the payment of bonuses at the beginning of a fiscal year, disclosure of the specific thresholds would offer insight into our expectations for the coming fiscal year in terms of how optimistic or pessimistic our assumptions are about these components of our business, and could thus allow competitors to adjust their expectations and business planning accordingly, to our detriment, without giving us similar insight into their plans, expectations and strategies. Additionally, by maintaining confidentiality, the Compensation Committee and/or Board can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance, which could lead to research analysts’ and investors’ price targets and valuation models mistakenly being inflated. If forced to disclose these quantitative targets, the Compensation Committee and/or Board may feel pressure to set targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, targets.
In addition, our competitors could use such information to unfairly compete with us, which would clearly be harmful to our business and our future operations. For example, competitors could use such information to recruit employees away from us or to retain their own employees by offering similar incentives. Competitors could also implement tactics to prevent us from achieving our strategies. For example, to the extent that we shift our business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in our annual operating plan and, consequently, the performance target levels. The disclosure of such shift through the disclosure of performance target levels would give competitors notice of our plans, thereby placing us at a strategic disadvantage comparatively to our competitors when attempting to execute our new strategy. Also, our competitors could further use the disclosure of our performance target levels to claim to customers or other third parties that their performance targets are higher than ours and, therefore, their business is more successful or robust than ours. This is particularly true for larger competitors or competitors who are not subject to similar reporting requirements. We compete in a highly competitive and constantly evolving market against, among others, competitors who have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do, including Cisco Systems and Motorola Solutions Inc. Because of their larger sizes, certain competitors may not be required to disclose performance targets similar to ours for their product lines that are competitive to ours, and as such would not be disclosing the same level of detail about their quantitative business, financial and operational strategies for the comparable business. Similarly, our competitors that are not publicly traded have no comparable reporting requirements. Disclosure of our performance target levels without a corresponding opportunity to access similar information from our competitors would place us at a strategic disadvantage.

Securities and Exchange Commission
January 28, 2011

Furthermore, disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. In addition, we may have multi-year strategies that would be harmed by disclosure of historical performance targets.
We believe disclosure of the performance targets will make it substantially more difficult for us to achieve our business, financial and operational strategies and will cause significant economic harm to our competitive position, which would be harmful to our stockholders. We believe that access to our performance target levels by our competitors would allow them to use the information against us, affecting our future plans and strategies and making our ability to achieve such plans and strategies increasingly difficult, which could be materially harmful to our future financial performance. We believe this could result in a materially adverse impact on our stock price and negatively affect our stockholders.
Difficulty in Achieving Targets
In response to the Staff’s comment, we will provide more detail in future filings on the difficulty of achieving the performance targets, including information regarding historical achievement and the extent to which the Compensation Committee set the target levels of performance objectives based upon the likelihood that we would achieve such objectives, to the extent applicable.
Item 13. Certain Relationships and Related Person Transactions, page 36 (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)
5.
We note that you have not disclosed in this section the relationship between Douglas Leone, a director of the company and a general partner at Sequoia Capital, L.P., a 14% shareholder of the company, as required by 404(a) of Regulation S-K. Please advise.

We respectfully advise the Staff that, while Douglas Leone is currently a “related person” under Item 404(a) of Regulation S-K, both in his capacity as a director and as a general partner at Sequoia Capital, L.P. (“Sequoia”), the Company has not entered into a transaction since the beginning of its last fiscal year, and does not currently intend to enter into a transaction, with either Douglas Leone or Sequoia. The last transaction with Sequoia in which the Company was a participant and the amount involved exceeded $120,000 occurred prior to the Company’s initial public offering in March 2007. Accordingly, we believe that no disclosure of the relationship between Douglas Leone and Sequoia Capital, L.P. is required in the section of the Proxy Statement entitled “Certain Relationships and Related Person Transactions.”
Exhibits
6.
We note your disclose regarding the outsourcing of your manufacturing to Flextronics, Sercomm and Accton. We also note that you rely on the licensing agreements with Atheros Communications, Inc., Netlogic Microsystems Corporation, and Broadcom Corporation for the supply of certain components. It appears that you have filed the agreements with these contract manufacturers and supplies, but have not filed the agreements with Sercomm, Accton, and Netlogic Microsystems. Please advise. See Item 601(b)(10)(ii)(B) of Regulation S-K.

We respectfully advise the Staff that, Netlogic Microsystems acquired Raza Microelectronics, Inc. in 2009. We previously filed our Master Purchase Agreement, dated as of January 16, 2006, between ourselves and Raza Microelectronics, Inc. in our Quarterly Report on Form 10-Q for the period ended January 31, 2009. We will file our agreement with Sercomm in our upcoming Quarterly Report on Form 10-Q for the period ended January 31, 2011.
While we disclose that Flextronics, Sercomm and Accton are major manufacturing partners, Flextronics continues to manufacture the vast majority of our inventory. For fiscal 2010, payments to Flextronics and Flextronics-related costs constituted more than 70% of our cost of product revenues. We work with Accton on an order by order basis and all of our business with this manufacturer is done via purchase orders. In the future, if we deem Accton to be significant enough to warrant a purchase agreement, and our business becomes substantially dependent upon that agreement, we will file it accordingly.

Securities and Exchange Commission
January 28, 2011

* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.
Sincerely,
ARUBA NETWORKS, INC.
/s/ Alexa King
Alexa King, Esq.
Vice President, General Counsel and Corporate
Secretary

cc:	Dominic P. Orr, President and Chief Executive Officer Aruba Networks, Inc.